SECURITIES AND EXCHANGE COMMISSION

                       Washington, DC 20549


                            FORM 8-B/A

                         Amendment No. 2



        For Registration of Securities of Certain Successor Issuers File
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                       Integrated Device Technology, Inc.
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in Its Charter)


           Delaware                                         94-2669985
-------------------------------                         -------------------
(State or Other Jurisdiction of                          (I.R.S. Employer
 Incorporation or Organization)                         Identification No.)


 2975 Stender Way, Santa Clara, California                     95054
------------------------------------------                   ----------
  (Address of Principal Executive Offices)                   (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:


       Title of Each Class                     Name of Each Exchange on Which
       to be so Registered                     Each Class is to be Registered
       -------------------                     ------------------------------


------------------------------------        ------------------------------------


------------------------------------        ------------------------------------



         Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock ($.001 par value).
--------------------------------------------------------------------------------
                                 Title of Class

         The undersigned Registrant hereby amends the following items of its Form 8-B filed September 24, 1987 as amended by its Form 8 filed March 31, 1989:

Item 3.  Securities to be Registered.

         The Registrant currently has 200,000,000 shares of authorized Common Stock, $.001 par value, of which approximately 77,185,999 shares were issued and outstanding on September 30, 1995. The Registrant has 10,000,000 shares of authorized Preferred Stock, $.001 par value, no shares of which are outstanding, but 650,000 shares of which have been reserved for issuance and designated as Series A Junior Participating Preferred Stock. No shares are held in Treasury.

Item 4.  Description of Registrant's Securities to be Registered

Common Stock

         On September 30, 1995, there were approximately 77,185,999 shares of Common Stock, $.001 par value, outstanding. The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders and, upon giving notice as required by law, may cumulate their votes in the election of directors. The Company's Board of Directors is divided into three classes. Class I consists of one director. Classes II and III each consist of two directors. Each director is elected for a three-year term. One class of directors is elected annually, and the remaining classes continue their respective three-year terms. Accordingly, it would take at least two annual meetings for a majority of stockholders to make a change in control of the Board, since only a minority of the directors will be elected at each meeting.

Preferred Stock

         The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but now below the number of shares of such series then outstanding), without any further vote or action by the stockholders of the Company. Thus, the Board of Directors, without stockholder approval, can issue Preferred Stock with voting and conversion rights that could adversely affect, among other things, the voting power of the holders of Common Stock. Because the terms of the Preferred Stock may be fixed by the Board of Directors without stockholder action, the Preferred Stock could be issued quickly with terms calculated to delay or prevent a change in control of the Company or to make the removal of management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock.

Fair Price Amendment

         In September  1987,  the Company's  stockholders  approved a fair price amendment to the Articles of Incorporation, whereby business combinations involving the Company and stockholders holding more than 10% of the Company's voting stock ("Related Persons") require the approval of at least 75% of the voting stock, including 66-2/3% of the voting stock held by non-Related Persons. This Amendment is not applicable to mergers and consolidations involving a Related Person if the price to be paid to the stockholders of the Company in the business combination is as high as the highest price paid by such Related Person in acquiring any Common Stock within the prior two years.

Stockholder Rights Plan

         In December 1988, the Company's Board of Directors approved a rights plan whereby it declared a dividend of one preferred share purchase right ("Purchase Right") for each outstanding share of Common Stock of the Company. Pursuant to the terms of the rights plan, as a result of a split of the Company's Common Stock, effected in the form of a stock dividend, in September 1995, each outstanding share of Common Stock is now entitled to a dividend of one-half of one Purchase Right. A Purchase Right entitles the registered holder, on the occurrence of certain events relating to an attempted unsolicited acquisition of control of the Company, to purchase from the Company, Series A Junior Participating Preferred Stock, par value $.001 per share ("Series A Preferred Stock"), or Common Stock, depending on the circumstances of the unsolicited attempted acquisition. The Purchase Rights were registered with the Securities and Exchange Commission on a
         Registration Statement on Form 8-A filed on December 21, 1988 (as amended by a Form 8-A/A dated February 27, 1992 and a Form 8-A/A filed on October 19, 1995).

         Subject to preferences that may be applicable to any shares of Preferred Stock outstanding, holders of Common Stock are entitled to receive ratably such dividends as the Board of Directors may declare out of funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any Preferred Stock outstanding. Holders of Common Stock have no preemptive rights and have no rights to convert their Common Stock into any other securities. The shares of Common Stock outstanding are fully paid and nonassessable.

Delaware General Corporation Law Section 203

         As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the Delaware General Corporation Law (the "DGCL") which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) prior to an interested stockholder becoming such, the Board of Directors approves either the business combination or the transaction in which the stockholder becomes an interested stockholder, (ii) upon consummation of the transaction in which the stockholder becomes an interested stockholder, such interested stockholder owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iii) on or subsequent to the date an interested stockholder becomes such, the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholders, not by written consent, but by the affirmative vote of at least 66-2/3% of the outstanding voting stock not owned by the interested stockholder.

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

Item 5.  Financial Statements and Exhibits

         (a) Financial Statements. As provided in Instruction (a) of Instructions as to Financial Statements for Form 8-B, no financial statements are being filed with this Registration Statement since the capital structure and balance sheet of the Registrant immediately after the succession were substantially the same as those of IDT-California.

         (b)      Exhibits.

                  The Exhibit Index appearing on page 6 hereof is incorporated herein by reference.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to Registration Statement on Form 8-B to be signed on its behalf by the undersigned, thereto duly authorized.

                                    INTEGRATED DEVICE TECHNOLOGY, INC.



Date:  October 18, 1995            By     /s/   Jack Menache
                                       -----------------------------------------
                                       Jack Menache
                                       Vice President, General Counsel and
                                       Secretary

                          Exhibit Index


  Exhibit No.                     Description                           Page
  -----------                     -----------                           ----

     2.1* The Agreement and Plan of Merger dated as of September 23, 1987 between Integrated Device Technology - Delaware, Inc. and Integrated Device Technology, Inc. (previously filed as Exhibit 1 to the Registration Statement on Form 8-B dated September 23, 1987).

     3.1* Restated Certificate of Incorporation (previously filed as Exhibit 3A to the Registration Statement on Form 8-B dated September 23, 1987).

     3.2* Certificate of Amendment of Restated Certificate of Incorporation (previously filed as Exhibit
                3(a) to the Registration Statement on Form 8 dated March 28, 1989).

     3.3* Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (previously filed as Exhibit 3(a) to the Registration Statement on Form 8 dated March 28,
                1989).

     3.4* Certificate of Amendment of Restated Certificate of Incorporation, dated August 24, 1995 (previously filed as Exhibit 4.3 to the Registration Statement on Form S-8 filed October 2, 1995 (File number 33-63133)).

     3.5* Bylaws dated January 25, 1993 (previously filed as Exhibit 3.4 to Annual Report on Form 10-K for the Fiscal Year Ended March 28, 1993).

     4.1* Amended and Restated Rights Agreement dated as of February 27, 1992 (the "Rights Agreement"), between the Company and the First National Bank of Boston (previously filed as Exhibit 4.1 to Current Report on Form 8-K dated February 27,
                1992).

     4.2*       Amendment  dated September 29, 1995 to the Rights
                Agreement   (filed   as   Exhibit   4.2   to  the
                Registration  Statement  on Form  8-A/A  filed on
                October 19, 1995).

     4.3* Form of Indenture between the Company and the First National Bank of Boston, as Trustee, including Form of Notes (previously filed as Exhibit 4.6 to the S-3 Registration Statement (File number 33-59443)).

     10.1* Lease for 1566 Moffet Street, Salinas, California, dated June 28, 1985 between the Company and Carl E. Berg and Clyde J. Berg, dba Berg & Berg Developers (previously filed as
                Exhibit 10.7 to Form S-1 Registration Statement (File No. 33-3189)).

     10.2* Assignment of Lease dated October 30, 1985 between the Company and Synertek Inc. relating to 2975 Stender Way, Santa Clara, California (previously filed as Exhibit 10.4 to Annual Report on Form 10-K for the Fiscal Year Ended April 1, 1990).

  Exhibit No.                     Description                           Page
  -----------                     -----------                           ----

     10.3* Assignment of Lease dated October 30, 1985 between the Company and Synertek Inc. relating to 3001 Stender Way, Santa Clara, California (previously filed as Exhibit 10.5 to Annual Report on Form 10-K for Fiscal Year Ended April 1, 1990).

     10.4* Lease dated October 23, 1989 between Integrated Device Technology International Inc. and RREEF USA FUND - III (previously filed as Exhibit 10.6 to Annual Report on Form 10-K for the Fiscal Year Ended April 1, 1990).

     10.5* First Deed of Trust and Assignment of Rents, Security Agreement and Fixture Filing dated March 28, 1990 between the Company and Santa Clara Land Title Company for the benefit of The Variable Annuity Life Insurance Company relating to 2670 Seeley Avenue, San Jose, California (previously filed as Exhibit 10.7 to Annual Report on Form 10-K for the Fiscal Year Ended April 1, 1990).

     10.6*      Amended and Restated 1984 Employee Stock Purchase
                Plan (previously filed as Exhibit 10.16 to the Quarterly Report on Form 10-Q for the Fiscal
                Quarter Ended October 2, 1994).

     10.7*      1994  Stock  Option  Plan and  related  documents
                (previously   filed   as   Exhibit   4.8  to  the
                Registration  Statement on Form S-8 filed October
                2, 1995 (File number 33-63133)).

     10.8* 1994 Directors Stock Option Plan and related documents (previously filed as Exhibit 10.18 to the Quarterly Report on Form 10-Q for the Fiscal
                Quarter Ended October 2, 1994).

     10.9* Form of Indemnification Agreement between the Company and its directors and officers (previously filed as Exhibit 10.68 to Annual Report on Form 10-K for the Fiscal Year Ended April 2, 1989).

     10.10* Manufacturing, Marketing and Purchase Agreement between the Company and MIPS Computer Systems, Inc. dated January 16, 1988 (previously filed as
                Exhibit 10.12 to Annual Report on Form 10-K for the Fiscal Year Ended March 29, 1992) (Confidential Treatment Granted).

     10.11* Preferred Stock Purchase Agreement dated January 14, 1992 among the Company, Berg & Berg Enterprises, Inc. and Quantum Effect Design, Inc. (previously filed as Exhibit 10.13 to Annual Report on Form 10-K for the Fiscal Year Ended March 29, 1992).

     10.12* Patent License Agreement between the Company and American Telephone and Telegraph Company dated May 1, 1992 (previously filed as Exhibit 19.1 to Quarterly Report on Form 10-Q for the Quarter Ended June 28, 1992) (Confidential Treatment Granted).

  Exhibit No.                     Description                           Page
  -----------                     -----------                           ----

     10.13* Patent License Agreement dated September 22, 1992 between the Company and Motorola, Inc. (previously filed as Exhibit 19.1 to Quarterly Report on Form 10-Q for the Quarter Ended September 27, 1992) (Confidential Treatment Granted).

     10.14* Agreement between the Company and Texas Instruments Incorporated effective December 10, 1992, including all related exhibits, among others, the Patent Cross-License Agreement and the OEM Purchase Agreement (previously filed as
                Exhibit 19.1 to Quarterly Report on Form 10-Q for the quarter Ended December 27, 1992) (Confidential Treatment Granted).

     10.15* Series A Preferred Stock Purchase Agreement dated July 16, 1992 among Monolithic System Technology, Inc. and certain purchasers (previously filed as Exhibit 10.12 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 2,
                1994).

     10.16* Series B Preferred Stock Purchase Agreement dated March 1994 among Monolithic System Technology, Inc. and certain purchasers (previously filed as Exhibit 10.13 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 2,
                1994).

     10.17* Series C Preferred Stock Purchase Agreement dated June 13, 1994 among Monolithic System Technology, Inc. and certain purchasers (previously filed as Exhibit 10.14 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 2, 1994.

     10.18* Domestic Distributor Agreement between the Company and Wyle Laboratories, Inc. Electronic
                Marketing Group dated as of April 15, 1994 (previously filed as Exhibit 10.15 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 2, 1994).

     10.19* Lease Extension and Modification Agreement between the Company and Baccarat Silicon, Inc. dated as of September 1, 1994, relating to 1566 Moffet Street, Salinas, California (previously filed as Exhibit 10.16 to the Quarterly Report on Form 10-Q for the Fiscal Quarter Ended October 2,
                1994).

     10.20* Promissory Note dated April 28, 1995 between L. Robert Phillips and the Company and related document (previously filed as Exhibit 10.20 to the Annual Report on Form 10-K for the Fiscal Year Ended April 2, 1995).

     10.21* Sublease of the Land and Lease of the Improvement by and between Sumitomo Bank Leasing and Finance, Inc. and the Company dated January 27, 1995 and related agreements thereto (previously filed as Exhibit 10.21 to the Annual Report on Form 10-K for the Fiscal Year Ended April 2, 1995).

  Exhibit No.                     Description                           Page
  -----------                     -----------                           ----

     11.1* Statement regarding computation of per share earnings (previously filed as Exhibit 11.1 to the Quarterly Report on Form 10-Q for the Fiscal
                Quarter Ended July 2, 1995)

     21.1* Subsidiaries of the Company (previously filed as Exhibit 21.1 to the Annual Report on Form 10-K for the Fiscal Year Ended April 2, 1995).

     99.1*      Proxy Statement of IDT - California  dated August
                11,  1987  (previously  filed as Exhibit 2 to the
                Registration   Statement   on  Form   8-B   dated
                September 23, 1987).

---------------------

     * These exhibits were previously filed with the Commission as indicated and are incorporated herein by reference.